UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Change in Registrant’s Certifying Accountant

On March 2, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of The GrowHub Limited (the “Company”) dismissed Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm of the Company, effective on March 2, 2026, and appointed Assentsure PAC (“Assentsure PAC”) to serve as its independent registered public accounting firm, effective March 3, 2026, for the year ended December 31, 2025.

Audit Alliance’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the above statements. A copy of Audit Alliance’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure PAC, neither the Company, nor someone on behalf of the Company, has consulted Assentsure PAC regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure PAC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from Audit Alliance to the SEC dated March 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 6, 2026

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer